Description of Subscription Agreement

The following is a brief summary of certain provisions of the Subscription Agreement and is qualified in its entirety by reference to the actual text of the Subscription Agreement.

Offering Terms. The Subscription Agreement provides for an offering of up to 1,150,843 shares of Common Stock of the Company, at a price of $4.49 per share (each a "Share", collectively the "Shares"). Provided, investors who invest in the first $250,000.53 of the offering will receive Shares at discount of 40%, which will reduce the price to $2.69 per Share. The Subscription Agreement provides that the minimum amount or target amount to be raised in the offering is $100,000.75 and the maximum amount to be raised in the offering is $4,999,998.47

Major Investor Information Right. The Subscription Agreement provides that any investor who invests at least $250,000 in the offering (each a "Major Investor") will be entitled to the following information rights: (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such year, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such quarter, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions. The filing of an annual report on Form C/AR shall be deemed to satisfy the requirement to provide annual financial information described above.

Major Investor Participation Right. The Subscription Agreement provides that a Major Investor will be entitled to a right of first refusal to purchase such Major Investor's Pro Rata Share (as defined in the Subscription Agreement) of all (or any part) of any New Securities (as defined in the Subscription Agreement) that the Company may from time to time issue after the date of the Subscription Agreement, provided, however, such Major Investor shall have no right to purchase any such New Securities if such Major Investor cannot demonstrate to the Company's reasonable satisfaction that such Major Investor is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act. The definition of New Securities includes standard carveouts.

Repurchase Right. The Subscription Agreement provides for a repurchase right in favor of the Company, if the Company determines after consultation with qualified outside securities counsel that it will be subject to the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended, the Company shall have the option to repurchase the Shares from the investor for the greater of (i) the total Purchase Price (as defined in the Subscription Agreement) paid by the investor; or (ii) the fair market value of the Shares as determined by an independent appraiser chosen by the Company that is regularly engaged in securities valuations; provided, however, that if an equity financing occurs within six months after the Shares are repurchased pursuant to the Subscription Agreement and the value that the investor would have received had such repurchase not occurred is materially greater than the value that the undersigned actually received in such repurchase, then the Company shall pay to the undersigned an amount equal to the difference between such values promptly following the consummation of the equity financing